Contact

www.linkedin.com/in/
williambamsparks (LinkedIn)

Top Skills

Business Development
Strategic Partnerships
Microsoft Office

Languages

English

William “BAM” Sparks - Creative Connection to the Culture

MARKETING EXECUTIVE | CULTURE CONTENT CREATOR | BRAND ACTIVATOR | STRATEGIST | VISIONARY

Atlanta Metropolitan Area

Summary

William "Bam" Sparks, a native of Atlanta, Georgia, is an accomplished Brand Strategist and Partnerships Specialist, showcasing expertise in various industries, notably Sports, Entertainment, and Technology.

His career kicked off with a joint venture with Grand Hustle and 18K Sports, where he honed his skills in coordinating brand partnerships with major players like Nike, Adidas, Under Armour, Mercedes Benz, Chevrolet, Facebook, YouTube, Twitter, and more.

After seven years in Sports Marketing and Management, William shifted his focus to Branding and Strategic Partnerships, fostering relationships in technology, real estate, and venture capital. His stint at Grand Hustle involved Business Development and Strategy, contributing programming and collaborations with industry giants like AT&T, Apple, Spotify, Pandora, Google, and numerous Atlanta-based sports teams and entertainment entities.

Notably, William played a key role in the ideation and development of the renowned Trap Music Museum, opening its doors on October 4th, 2018, as Co-Founder and Chief Strategist. Under his guidance, the museum has become a prominent Atlanta attraction, drawing over 25,000 visitors monthly.

Currently, William serves as the Founder and CEO of B.A.M! Creative, as well as the CMO and Co-Founder of Culture Wireless.

Experience

Culture Wireless
Chief Marketing Officer
August 2021 - Present (3 years 10 months)

B.A.M! Creative
Chief Executive Officer
January 2020 - Present (5 years 5 months)
Atlanta, Georgia, United States

Trap Music Museum
Co-Founder
October 2018 - Present (6 years 8 months)
Atlanta, Georgia, United States

Sparks Development Group
President
March 2014 - Present (11 years 3 months)
Greater Atlanta Area

Real Estate Development

Grand Hustle Entertainment
Sports Marketing & Management
March 2007 - January 2017 (9 years 11 months)

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Education

Georgia Institute of Technology
Chemical Engineering · (August 2007 - January 2008)

Southern Polytechnic State University
Chemical Engineering · (2006 - 2007)

Albany State University
Chemical Engineering · (2003 - 2006)